Exhibit 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended								Three Months Ended		Six Months Ended		Six Months Ended
	December 26, 2010	September 26, 2009		September 27, 2008		September 29, 2007	September 30, 2006		December 27, 2009		June 26, 2011		June 27, 2010
	(In thousands)
Earnings:
Income from continuing operations before income taxes	$66,488	$(173,849)		$(1,185,909)		$98,926	$(26,063)		$(68,446)		$(254,229)		$(45,583)
Add: Total fixed charges (see below)	132,905	181,094		158,414		146,919	65,584		48,899		61,478		62,321
Less: Interest capitalized	(1,296)	(2,619)		(5,288)		(5,736)	(4,298)		(1,082)		1,701		(195)

Total earnings	$198,097	$4,626		$(1,032,783)		$240,109	$35,223		$(20,629)		$(194,452)		$16,933

Fixed charges:
Interest (a)	$118,574	$164,548		$139,508		$128,919	$53,311		$45,756		$55,646		$54,341
Portion of non-cancellable lease expense representative of the interest factor (b)	14,331	16,546		18,906		18,000	12,273		3,143		5,832		7,980

Total fixed charges	$132,905	$181,094		$158,414		$146,919	$65,584		$48,899		$61,478		$62,321

Ratio of earnings to fixed charges	1.49x	(c	)	(d	)	1.63x	(e	)	(f	)	(g	)	(h	)

(a)	Interest includes amortization of capitalized financing fees.
(b)	One-third of non-cancellable lease expense is assumed to be representative of the interest factor.
(c)	Earnings were insufficient to cover fixed charges by $176.5 million.
(d)	Earnings were insufficient to cover fixed charges by $1,191.2 million.
(e)	Earnings were insufficient to cover fixed charges by $30.4 million.
(f)	Earnings were insufficient to cover fixed charges by $69.5 million.
(g)	Earnings were insufficient to cover fixed charges by $255.9 million.
(h)	Earnings were insufficient to cover fixed charges by $45.4 million.